Points International Ltd. to Present at the B. Riley & Co. 12th Annual Investor Conference

Toronto, Canada – May 17, 2011 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner of the loyalty reward management program platform www.Points.com, today announced that it will present at the B. Riley & Co. 12th Annual Investor Conference to be held May 24 – 25, 2011, at the Loews Santa Monica Beach Hotel in Santa Monica, California. CEO, Rob MacLean and CFO, Anthony Lam will present at 10:30 a.m. PT on Wednesday, May 25, 2011.

During the conference, management will be available to meet with investors in a one-on-one setting. For more information or to meet with management, please contact Points International’s Investor relations team.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger's. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMilesTM, US Airways Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com.

Contact:

Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com; lauraf@addocommunications.com
(310) 829-5400